One Bush Street Suite 1600 San Francisco, CA 94104-4446 +1 415 262 4500 Main +1 415 262 4555 Fax www.dechert.com Mark Perlow mark.perlow@dechert.com +1 415 262 4530 Direct +1 415 262 4555 Fax

April 25, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, NE

Washington, DC 20549

Attn:	Lisa N. Larkin

Re:	The Private Shares Fund (the “Fund”)

1933 Act File No. 333-184361

1940 Act File No. 811-22759

Dear Ms. Larkin:

We are writing in response to your comments provided on April 19, 2022 with respect to Post-Effective Amendment No. 15 (the “Amendment”) to the Fund’s registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933, as amended (the “Securities Act”), and Post-Effective Amendment No. 23 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registration Statement. The Amendment was filed on March 3, 2022 pursuant to Rule 486(a) under the 1933 Act on behalf of the Fund, a non-diversified, closed-end management investment company. The Fund has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below.

On behalf of the Fund, set forth below are the Securities and Exchange Commission staff’s (the “Staff”) comments along with our responses to such comments, as requested. All capitalized terms not defined herein shall have the meaning as set forth in the Registration Statement.

Prospectus:

1.	Comment: The Fund’s most recent shareholder report indicates that 25% of the Fund’s assets were not invested in private, operating growth companies (“Portfolio Companies”). Please supplementally explain how this is consistent with the Fund’s policy to invest at least 80% of its assets in Portfolio Companies.

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Response: As previously discussed in correspondence filed with the Staff on July 6, 2021, the Fund’s investment strategy permits the Fund to invest its available cash in “high-quality, short-term debt securities, money market instruments and money market funds” for, among other reasons, “flexibility in . . . identifying and assessing investment opportunities.” The Fund notes that Rule 35d-1 requires a fund to invest, under normal circumstances, at least 80% of its assets in investments suggested by the fund’s name. In the adopting release for the rule, the SEC explained that the final rule removed a proposed exception from the 80% requirement for “temporary defensive positions” and added the qualification “under normal circumstances” to give funds greater flexibility to manage their portfolios. The SEC further explained that the rule permits funds to depart from the 80% requirement in “limited, appropriate circumstances” such as in situations where a fund experiences “unusually large cash inflows or redemptions.” However, the SEC reminded registrants that a registered investment company generally must invest proceeds “in order to operate in accordance with its investment objectives and policies” within six months of receipt, citing to Guide 1 to Form N-2. Therefore, the SEC’s guidance expressly permits temporary departures from a fund’s 80% policy, provided that the proceeds are invested in accordance with the 80% policy within six months. The Fund has experienced unusually large cash inflows recently. To the extent that the Fund’s investment in high-quality, short-term debt securities, money market instruments and money market funds has caused the Fund to depart from its 80% policy, it has done so while the Investment Adviser has been identifying and assessing investment opportunities and then working to close and settle the related transactions. These activities have been consistent with the SEC’s guidance permitting temporary departures for periods of up to six months from the receipt of proceeds.

2.	Comment: Please address the Staff’s comments concerning the following disclosure in the Prospectus:

The Fund primarily invests in late-stage operating businesses and generally does not invest in funds of funds or hedge funds. The Fund may also invest in (i) exchange-traded funds to equitize cash positions so the Fund can remain invested, consistent with its investment objective, while awaiting investment in Portfolio Companies or in anticipation of quarterly repurchases of Fund Shares, (ii) special purpose vehicles (“SPVs”) and similar investment structures to obtain exposure to Portfolio Companies, and (iii) venture capital funds and other funds that invest in private companies and rely on an exclusion from the 1940 Act (“Private Funds”) to gain diversified exposure to Portfolio Companies or to obtain co-investment opportunities from Private Fund managers, in each case in accordance with policies approved by the Board. Liberty Street Advisors, Inc.’s (the “Investment Adviser”) primary

April 25, 2022 Page 3

strategy is to invest in Portfolio Companies and to hold such securities until a liquidity event with respect to such Portfolio Company occurs, such as an initial public offering or a merger or acquisition transaction. Notwithstanding the foregoing, if the Investment Adviser believes it to be in the best interest of the Fund, the Fund may: (i) continue to hold securities of a Portfolio Company following a liquidity event until such time that the Investment Adviser determines to sell the securities or (ii) sell such securities prior to the occurrence of a liquidity event. The Fund may also acquire shares of growth companies through private investment in public equity (“PIPE”) transactions where the issuer is a special purpose acquisition company (“SPAC”) and may utilize profit sharing agreements when obtaining equity securities of Portfolio Companies.

(a)	The disclosure on the second page of the cover states that the Fund “generally does not invest in funds of funds or hedge funds” and the Prospectus separately indicates that the Fund is permitted to invest in private funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act. Consider deleting the disclosure stating that the Fund generally does not invest in funds of funds or hedge funds to give investors a clearer sense of the Fund’s investment strategy.

Response: The Fund will revise the disclosure to make the suggested change and will make additional changes intended to further clarify that the Fund primarily makes direct investments in Portfolio Companies:

The Fund primarily invests in late-stage operating businesses and does so primarily by directly investing in such Portfolio Companies. Additionally, in order to increase its access to Portfolio Companies, ~~generally does not invest in funds of funds or hedge funds. The~~ the Fund may also invest in ~~(i) exchange-traded funds to equitize cash positions so the Fund can remain invested, consistent with its investment objective, while awaiting investment in Portfolio Companies or in anticipation of quarterly repurchases of Fund Shares,~~ (i~~i~~) special purpose vehicles (“SPVs”) and similar investment structures ~~to obtain exposure to Portfolio Companies~~, ~~and~~ (ii~~i~~) venture capital funds and other funds that invest in private companies and rely on ~~an exclusion~~ exclusions from the 1940 Act under section 3(c)(1) or 3(c)(7) (“Private Funds”) to gain diversified exposure to Portfolio Companies or to obtain co-investment opportunities from Private Fund managers, and (iii) private investment in public equity (“PIPE”) transactions where the issuer is a special purpose acquisition company (“SPAC”), in each case in accordance with policies approved by the Board. Before uninvested cash is invested in Portfolio Companies or while uninvested cash is maintained in

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expectation of quarterly repurchases of Fund Shares, the Fund may also invest this cash in exchange-traded funds that are consistent with the Fund’s investment objective so that the Fund can maintain investment exposure to the equity of technology-related businesses. Liberty Street Advisors, Inc.’s (the “Investment Adviser”) primary strategy is to invest in Portfolio Companies and to hold such securities until a liquidity event with respect to such Portfolio Company occurs, such as an initial public offering or a merger or acquisition transaction. Notwithstanding the foregoing, if the Investment Adviser believes it to be in the best interest of the Fund, the Fund may: (i) continue to hold securities of a Portfolio Company following a liquidity event until such time that the Investment Adviser determines to sell the securities or (ii) sell such securities prior to the occurrence of a liquidity event. The Fund may also use profit-sharing agreements when obtaining equity securities of Portfolio Companies. The Fund will not invest in funds that rely on exclusions from the 1940 Act other than the exclusions under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. ~~The Fund may also acquire shares of growth companies through private investment in public equity (“PIPE”) transactions where the issuer is a special purpose acquisition company (“SPAC”) and may utilize profit sharing agreements when obtaining equity securities of Portfolio Companies.~~

(b)	The Prospectus states that the Fund may “invest in (i) exchange-traded funds to equitize cash positions so the Fund can remain invested. . .” Please consider revising this sentence so that it is written in plain English.

Response: The Fund will revise the disclosure to delete the reference to equitizing cash positions. Please see the Fund’s response to comment 2(a).

(c)	The Staff does not believe that the investment categories in the first sentence (funds of funds and hedge funds) are mutually exclusive from the investment categories indicated in the second sentence. Please explain supplementally.

Response: The Fund will remove the reference to funds of funds and hedge funds in the first sentence. Please see the Fund’s response to comment 2(a).

(d)	With respect to prong (iii), the disclosure states that the Fund may invest in venture capital funds and other funds that invest in private companies and rely on an exclusion from the 1940 Act. Please clarify whether the Fund is permitted to invest in pooled investment vehicles that rely on any exceptions from the 1940 Act other than 3(c)(1) or 3(c)(7) (e.g., real estate funds).

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Response: The Fund will revise the disclosure to state that the Fund will not invest in funds that rely on exclusions from the 1940 Act other than the exclusions under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. Please see the Fund’s response to comment 2(a).

(e)	With respect to prong (iii), the disclosure indicates that the Fund may invest in co-investment opportunities from private fund managers. Please supplementally explain whether these co-investments require exemptive relief and whether the Fund has adopted corresponding compliance policies and procedures.

Response: The Fund notes that “co-investment” is a term of art used to refer to opportunities to obtain incremental exposure to portfolio investments of underlying private funds. The Fund’s co-investments will not be made alongside affiliates in a way that would require co-investment relief with respect to Section 17(d) and 17d-1 of the 1940 Act.

(f)	With respect to prong (ii), the disclosure states that the Fund invests in SPVs and “similar investment structures” to obtain exposure to Portfolio Companies. Please consider revising the disclosure to specify the similar investment structures or delete the reference to similar investment structures.

Response: The Fund respectfully declines to make any changes in response to this comment to maintain appropriate flexibility in the Fund’s investment strategies.

(g)	With respect to the second prong (i), the disclosure states that the Fund may “continue to hold securities of a Portfolio Company following a liquidity event until such time that the Investment Adviser determines to sell the securities.” Please supplementally explain how this is consistent with the Fund’s 80% policy.

Response: The Fund notes that the Prospectus discloses that “Securities purchased at the time an issuer was a private company shall continue to be counted towards the 80% Policy only during the term of any post-IPO or other comparable lockup if such issuer ceases to be a private company.” It is the Fund’s intention that only securities of private Portfolio Companies and post-IPO securities that are subject to a lockup be counted for purposes of determining compliance with the Fund’s 80% policy. For the avoidance of doubt, post-IPO securities that are not subject to a lockup will not be counted for purposes of determining compliance with the Fund’s 80% policy.

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(h)	Please supplementally explain the relevance of SPAC PIPE investments to the Fund’s strategy.

Response: SPACs frequently issue private investments in the public equity (PIPEs) of the SPAC as a way of raising capital to complete the acquisition of a target private company. Such PIPE investments represent a way to obtain investment exposure to the target private company that is comparable to a direct investment in the private company, which is itself generally not issuing equity while a SPAC transaction is pending.

(i)	The disclosure states that the Fund may utilize profit sharing agreements. Please explain how the Fund’s use of profit sharing agreements is consistent with Section 17 of the 1940 Act. Please also explain how the agreements facilitate buying Portfolio Companies.

Response: A profit sharing agreement is an arrangement whereby the Fund grants a right to the seller of Portfolio Company shares to a certain share of the future returns of the shares sold above a set threshold price or amount in addition to the Fund’s payment to purchase the shares. Such arrangements create an additional incentive for a seller to sell Portfolio Company shares by providing them with a share of the upside potential. The Fund has found that this incentive has helped it to obtain Portfolio Company shares in a very competitive market, and thus they provide useful flexibility to the Fund to obtain exposure to Portfolio Companies. Subject to and in accordance with the Fund’s policies and procedures, the sellers with whom the Fund enters into profit-sharing agreements are unaffiliated with the Fund. Accordingly, we do not believe the Fund’s use of profit-sharing agreements is inconsistent with Section 17 of the 1940 Act.

(j)	Are SPAC PIPEs the only types of SPVs that the Fund will invest in? If not, please revise the disclosure for clarification.

Response: As disclosed in the prospectus, the Fund is permitted to invest in SPVs and similar investment structures to obtain exposure to private, operating growth companies. The Prospectus further describes the characteristics of the SPVs in which the Fund expects to invest as follows:

The SPVs in which the Fund expects to invest are vehicles that provide access to equity securities issued by a single Portfolio Company. SPVs are typically organized by the sellers of such securities and often charge a performance fee and administrative and other management fees. The Fund

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will invest in Private Funds and SPVs that it expects will generally be organized as limited liability companies or limited partnerships, will rely on the exclusions from the definition of an investment company under Section 3(c)(1) or 3(c)(7) of the 1940 Act, and will limit investment to, at a minimum, accredited investors.

Investments in SPAC PIPEs are not investments in SPVs and are unrelated to the SPVs in which the Fund is permitted to invest. The Fund believes that the current disclosure accurately describes the characteristics of the SPVs in which the Fund expects to invest. The Fund therefore respectfully declines to revise the disclosure.

3.	Comment: IPO is not defined at the first instance in the Prospectus. Please consider defining that term.

Response: The Fund will revise the disclosure as suggested.

4.	Comment: The Prospectus cover states that “Securities purchased at the time an issuer was a private company shall continue to be counted towards the 80% Policy only during the term of any post-IPO or other comparable lockup if such issuer ceases to be a private company.” Please provide an example of an “other comparable lockup.”

Response: The Fund could be required to sign some form of lock-up with respect to an investment that is not associated with an IPO. The Fund respectfully declines to make any changes in response to this comment to maintain appropriate flexibility in the Fund’s investment strategies.

5.	Comment: The Prospectus cover states that “The Fund has a fundamental concentration policy not to invest 25% or more of its total assets in companies in a particular ‘industry or group of industries’, as that phrase is used in the 1940 Act. For a more detailed description of this policy, please refer to the section entitled ‘Investment Objective, Strategies, Methodology and Policies.’” Consider deleting this disclosure. The Staff notes that this disclosure is not required to be included in the Prospectus cover because it is separately disclosed in the fundamental policies section of the statement of additional information.

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Response: The Fund will delete the disclosure as suggested.

6.	Comment: The Prospectus disclosure indicates that the Fund’s share repurchases are made on a quarterly basis. Please revise the disclosure to specify on which month the quarters begin.

Response: The Fund will revise the disclosure as suggested.

7.	Comment: The Prospectus disclosure states that “The Fund’s Shares have no history of public trading, and you should not expect to be able to sell your Shares other than through the Fund’s repurchase policy, regardless of how the Fund performs.” Please revise this sentence so that it is the first sentence in a list with three bullet points and add the following sentences as the second and third items in the list:

o	the amount of distributions that the Fund may pay if any, is uncertain; and

o	the Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as: offering proceeds, borrowing, and amounts from Fund affiliates that are subject to repayment by investors.

Response: The Fund will revise the disclosure as suggested.

8.	Comment: The Investment Objective and Strategies section of the Prospectus indicates that the equity securities in which the Fund may invests include convertible debt. If the Fund invests or expects to invest in contingent convertible securities (“CoCos”), the Fund should consider what if any disclosure is appropriate. The type and location of the disclosure will depend on among other things the extent to which the Fund invests in CoCos and the characteristics of the CoCos, the credit quality and conversion triggers. If CoCos are or will be a principal investment, the Fund should provide description of them and provide appropriate risk disclosure. Please supplementally confirm whether the Fund intends or currently invest in CoCos and the amounts.

Response: The Fund does not invest or expect to invest in contingent convertible securities, and therefore respectfully declines to make any changes in response to this comment.

9.	Comment: The Prospectus states that “The Fund will invest in Private Funds and SPVs that it expects will generally be organized as limited liability companies or limited partnerships, will rely on the exclusions from the definition of an investment company

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under Section 3(c)(1) or 3(c)(7) of the 1940 Act, and will limit investment to, at a minimum, accredited investors.” Please supplementally confirm whether the Fund is limited to accredited investors.

Response: The Fund is not limited to accredited investors, and is not required to be. The above disclosure describes certain characteristics of the private funds and SPVs in which the Fund expects to invest, including that the private funds and SPVs will limit investment to accredited investors. The Fund will remove the disclosure concerning accredited investors for clarification.

10.	Comment: On page 5 of the Prospectus, the paragraph heading “Investment Strategies” appears to be duplicative of the section heading “Investment Objective and Strategies.” Please delete if the heading is not applicable.

Response: The Fund will delete the heading as suggested.

11.	Comment: The Investment Strategies disclosure states that the Fund may “purchase securities directly from such Portfolio Companies, including through simple agreements for future equity (‘SAFE’).” The Staff believes that SAFE agreements could be deemed to be unfunded commitments of the Fund. Please explain supplementally whether the Fund will make capital commitments that will be unfunded for some period of time. If so, please explain whether the Fund will treat the unfunded commitments as senior securities under the 1940 Act. If the Fund will have unfunded commitments that will not be treated as senior securities, please include a representation that the Fund reasonably believes it provides adequate cover for its unfunded commitments and explain whether the Fund believes it will be able to provide adequate cover for future investments.

Response: As disclosed in the Prospectus, the Fund may enter into SAFE agreements with Portfolio Companies, which give the Fund certain rights for future equity in such Portfolio Companies similar to a warrant, except without determining a specific price per share at the time of the initial investment. The Fund’s investment in a SAFE is fully funded at the time the Fund enters into the agreement and does not involve a capital commitment that will be unfunded for some period of time, and therefore is not a senior security.

12.	Comment: On page 7 of the Prospectus, the disclosure states that the Fund may invest in “thinly traded” securities. Please supplementally explain what thinly traded means in this context, given that the Fund’s investments are not traded on an exchange.

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Response: In this context, “thinly traded” means lower trading volume, a meaning that does not depend on whether the security is listed or privately traded.

13.	Comment: On page 7 of the Prospectus, please add additional risk disclosure to address the Fund’s investments in ETFs, SPAC PIPEs, SPVs and other investments referenced in the Fund’s principal investment strategies that are not already addressed in the risk disclosure.

Response: The Fund will revise the risk disclosure as suggested.

14.	Comment: On page 9 of the Prospectus, the disclosure states that the Fund invests primarily in the technology sector. The Staff notes that the Prospectus previously references social media and technology, but does not refer to them as sectors. It is not clear whether the first reference is intended to parallel the second reference. Please consider revising the disclosure to for clarification.

Response: The Fund will revise the disclosure to state “The Fund invests in private, operating, late-stage, growth companies, which primarily include technology-focused companies ~~in the technology sectors~~.

15.	Comment: On page 10 of the Prospectus, please consider removing the “Investment Thesis” section or more concisely mentioning the Fund’s investment strategies in this section. The Staff notes that the Prospectus previously discloses the Fund’s investment strategies, and the Investment Thesis section appears to only address one aspect of the investment strategies.

Response: The Fund will delete the disclosure as suggested.

16.	Comment: On page 11, the Staff notes that there is no disclosure concerning acquired fund fees and expenses (“AFFE”). Please confirm whether AFFE should be disclosed here and in the fee table given the Fund’s ability to invest in curtained types of pooled investment vehicles.

Response: The Fund will add appropriate AFFE disclosure in the fee table in accordance with Form N-2 requirements.

17.	Comment: On page 13, the Prospectus discloses that the Fund reserves the right to suspend sales of shares at any time. Please explain supplementally under what circumstances might the Fund suspend sales.

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Response: The Fund may suspend shares sales under circumstances in which the Board of Trustees determines it in best interest of shareholders to do so, for example, such as during extreme market dislocation.

18.	Comment: On page 14, the Prospectus discloses that the Fund has an exchange feature. Please supplementally explain the Fund’s exchange feature. In particular, the Staff wants to confirm such exchanges are not joint transactions. In addition, the exchange feature could potentially involve a shareholder purchasing Fund shares in a manner that is different than other shareholders. Please explain why shares purchased via the exchange feature do not amount to the establishment of a separate class under Section 18 of the 1940 Act.

Response: The exchange feature allows shareholder to purchase Fund shares using portfolio securities as consideration rather than cash. The Fund notes that Section 23(a) of the 1940 Act explicitly contemplates the sale of closed-end fund shares in exchange for “cash or securities.” The Fund also does not believe the exchange feature implicates joint transaction issues under the 1940 Act because the purchasers are not affiliated persons of the Fund. Investors who utilize the exchange feature receive Fund shares in an amount equal in value to the contributed assets, as determined by the Fund in accordance with its valuation policies, and do not have rights or preferences that differ from other shareholders who purchase shares with cash. Therefore, the Fund does not believe that the exchange feature results in the establishment of a separate class under Section 18 of the 1940 Act.

19.	Comment: Please respond to the Staff’s comments on the fee table:

(a)	Please confirm that the expense limitation agreement (“ELA”) will remain in effect for no less than a year from the effective date of the Prospectus or remove the ELA line items from fee table.

Response: Confirmed.

(b)	With respect to footnote 1, sales load breakpoints in Form N-1A are usually not located in the fee table. Please consider moving the sales load breakpoints elsewhere.

Response: The Fund does not believe that the current placement of the sales load breakpoints in the fee and expense table footnotes is inconsistent with Form

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N-2 requirements. Therefore, the Fund respectfully declines to revise the disclosure.

(c)	With respect to footnote 3, the Staff notes that shareholders who request purchase proceeds to be paid by wire transfer are assessed a $20 dollar fee. Please considering disclosing this in the footnote.

Response: The Fund will revise the footnote as suggested.

20.	Comment: Please either confirm that Fund has no intent to issue preferred shares for 12 months after the effective date of the Prospectus, or disclose that in the Prospectus.

Response: The Fund has no intent to issue preferred shares for 12 months after the effective date of the Prospectus.

21.	Comment: With respect to the financial highlights, please include financial highlights for each of the last 10 fiscal years, or if shorter, each year and/or fiscal period since the commencement of operations.

Response: The Fund will add financial highlights for each year required by Form N-2 to be disclosed in the financial highlights table.

22.	Comment: The Prospectus is missing a senior securities/leverage table. Please supplementally confirm that the Fund does not have senior securities or leverage that must be disclosed.

Response: The Fund does not currently have any senior securities outstanding, nor does it use or expect to use leverage for investment purposes at this time. The Fund therefore is not required under Form N-2 to include a senior securities table or a leverage table.

23.	Comment: On page 26, the Prospectus states “Except as otherwise indicated and subject to the provisions of the 1940 Act, the Fund may change any of its policies, restrictions, strategies, and techniques if the Board of Trustees believes doing so is in the best interests of the Fund and the Shareholders; provided that the investment objective of achieving capital appreciation may not be changed without a Shareholder vote with respect to other fundamental policies as described below.” Please supplementally explain the intent of the italicized disclosure.

Response: The disclosure is intended to communicate that the Fund’s investment objective of capital appreciation is a fundamental policy that cannot be changed without a

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shareholder vote, consistent with the requirements set forth in the paragraph immediately below concerning changes to Fund’s fundamental policies. The Fund will revise the disclosure as follows for clarification:

Except as otherwise indicated and subject to the provisions of the 1940 Act, the Fund may change any of its policies, restrictions, strategies, and techniques if the Board of Trustees believes doing so is in the best interests of the Fund and the Shareholders; provided that the investment objective of achieving capital appreciation is a fundamental policy of the Fund, and therefore may not be changed without a Shareholder vote ~~with respect to other fundamental policies~~ as described below.

24.	Comment: Please consider adding risk disclosure to address recent events relating to Russia, if applicable.

Response: The Fund will add risk disclosure to address risks associated with recent events relating to Russia.

25.	Comment: On page 32, the risk disclosure concerning investments in private funds states that the Fund may be required to indemnify private funds or their service providers. Please supplementally explain why that would be necessary.

Response: As is standard in the industry, the organizational documents of a private fund in which the Fund invests may provide for indemnification of the general partner, investment manager or other persons associated with the private fund with respect to claims arising from activities performed on behalf of the private fund. In addition, agreements between a private fund and its service providers may provide for indemnification of such service providers with respect to claims arising from activities performed under such agreements.

26.	Comment: The Staff notes that the Fund may invest in SPAC PIPEs and ETFs. Please confirm that risk disclosure has been or will be added for these investments.

Response: The Fund notes that the following risk disclosure concerning SPAC PIPEs is included on page 33 of the Prospectus:

The Fund may invest in PIPE transactions where the issuer of the security is a special purpose acquisition company (“SPAC”) established to facilitate the acquisition and future financing of certain private late-stage operating growth companies in anticipation of such private company entering the public markets. In a PIPE transaction, investors purchase securities directly from a publicly traded company in

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a private placement transaction, typically at a discount to the market price of the company’s common stock. When participating in a PIPE transaction, the Fund may bear the price risk from the time of pricing until the time of closing. In addition, the Fund may have to commit to purchase a specified number of shares at a fixed price, with the closing conditioned upon, among other things, the SEC’s preparedness to declare effective a resale registration statement covering the resale, from time to time, of the shares sold in the private financing. Because the sale of the securities is not registered under the Securities Act, the securities are “restricted” and cannot be immediately resold by the investors into the public markets. Accordingly, the company typically agrees as part of the PIPE deal to register the restricted securities with the SEC. PIPE transactions are subject to the risk that the issuer may be unable to register the securities for public resale in a timely manner, or at all, in which case the securities could be sold only in a privately negotiated transaction and, potentially, at a price less than that paid by the Fund. Disposing of such securities may involve negotiation and legal expenses. Even if such securities are registered for public sale, the resulting market for the securities may be thin or illiquid, which could make it difficult for the Fund to dispose of such securities at an acceptable price.

The Fund will add a header to help readers locate the SPAC PIPE risk disclosure. In addition, the Fund will add risk disclosure to address risks associated with investing in ETFs.

27.	Comment: On page 33, the Prospectus discloses certain risks associated with profit sharing agreements. Please provide the Fund’s analysis on whether such agreements are joint transactions or co-investments for purposes of Section 17 of the 1940 Act.

Response: Please see our response to comment 2(e).

28.	Comment: On page 43, please add disclosure required by Item 9.1.b of Form N-2 that discussion regarding the Board’s basis for approving the advisory agreement is included in the Fund’s shareholder report.

Response: The Fund notes that the required disclosure is included on page 47 of the Prospectus in the “Advisory Fee” section.

29.	Comment: On page 51, the Prospectus states that the Fund’s adviser agrees to indemnify the distributor for certain liabilities under the Securities Act. Please specify the indemnification provisions as required under Item 5.4 of Form N-2. Please also confirm that the Prospectus disclosure is fully responsive to Item 10 of Form N-2.

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Response: The Funds notes that Item 5.4 of Form N-2 requires a registrant to briefly describe an indemnification provision included in the underwriting agreement if the provision provides indemnification against any liability arising under the Securities Act or the 1940 Act. The Prospectus currently provides a brief summary of the indemnification provision that the Fund believes is consistent with industry practices. The Fund believes that the Prospectus disclosure is fully responsive to Item 10 of Form N-2. However, the Fund will revise the disclosure to include additional detail regarding the indemnification provision.

30.	Comment: On page 59, with respect to share repurchases, if applicable, please consider disclosing the risk of possible decrease in share value as a result of currency fluctuations between the date of tender and repurchase dates. The Staff notes that there could be a foreign market.

Response: The Fund does not invest materially in foreign currency denominated investments. The Fund therefore deems the risk of a possible decrease in share value resulting from currency fluctuations between the tender date and repurchase pricing date to be immaterial and respectfully declines to add this risk disclosure to the Prospectus.

31.	Comment: On page 62, if applicable, please disclose any conflicts that might arise in relation to the adviser’s selection of investments or its use of investment techniques, such as leverage, that could have an effect of increasing the adviser’s compensation.

Response: The Fund will consider whether there are material conflicts of interests arising from the adviser’s selection of investments or investment techniques that should be disclosed in the Prospectus. The Fund notes that the adviser receives a management fee based on the net asset value of the Fund’s assets and does not receive an incentive fee, and the Fund does not use or expect to use leverage for investment purposes at this time.

Statement of Additional Information:

32.	Comment: On page 3, please add parentheticals to explain the principal business of the companies in the Board of Trustees’ principal occupation disclosure.

Response: The Fund will revise the disclosure as suggested.

33.	Comment: Please confirm that the Registration Statement includes the disclosure required by Item 20 of Form N-2 concerning the investment adviser.

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Response: The Fund will revise the disclosure as needed to include the disclosure required by Item 20 of Form N-2 concerning the investment adviser.

34.	Comment: Please confirm that the Registration Statement includes the disclosure required by Item 21.3 of Form N-2 concerning portfolio manager ownership of the Fund shares.

Response: The Fund will revise the disclosure as needed to include the disclosure required by Item 21.3 of Form N-2 concerning portfolio manager ownership of the Fund shares.

35.	Comment: Please confirm that consents from legal counsel and auditor will be filed as an exhibit to Part C of the Registration Statement.

Response: Confirmed.

36.	Comment: Please consider updating the powers of attorney to reflect the Fund’s recent name change. The Staff notes that the powers of attorney reflect the Fund’s previous name, the SharesPost 100 Fund.

Response: The Fund will file as an exhibit to the Registration Statement updated powers of attorney that reflect the Fund’s current name.

37.	Comment: Please respond to the following comments on the Fund’s Agreement and Declaration of Trust filed as an exhibit to the Registration Statement:

(a)	Section 5.7 of the Declaration of Trust provides:

(a) The Shareholder or Shareholders must make a pre-suit demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed. For purposes of this Section 5.7(a), a demand on the Trustees shall only be deemed not likely to succeed and therefore excused if a majority of the Board of Trustees, or a majority of any committee established to consider the merits of such action, is composed of Trustees who are not “independent trustees” (as that term is defined in the DSTA). A demand on the Board of Trustees shall also be excused if a majority of the Board of Trustees, or a majority of any committee established to consider the merits of such action, has a material personal financial interest in the action at issue. A Trustee shall not be deemed to have a material personal financial interest in an action or otherwise be disqualified

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from ruling on a Shareholder demand by virtue of the fact that such Trustee receives remuneration from his service on the Board of Trustees of the Trust or on the boards of one or more investment companies with the same or an affiliated investment advisor or underwriter;

(b) Unless a demand is not required under paragraph (a) of this Section 5.7, Shareholders eligible to bring such derivative action under the DSTA who collectively hold Shares representing ten percent (10%) or more of the total combined net asset value of all Shares issued and outstanding or of classes or series to which such action relates if it does not relate to all classes or series, shall join in the request for the Trustees to commence such action;

(c) Unless a demand is not required under paragraph (a) of this Section 5.7, the Trustees must be afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim; and

(d) For purposes of this Section 5.7, the Board of Trustees may designate a committee of one Trustee to consider a Shareholder demand if necessary to create a committee with a majority of Trustees who are “independent trustees” (as that term is defined in the DSTA). The Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and may require an undertaking by the Shareholders making such request to reimburse the Trust for the expense of any such advisors in the event that the Trustees determine not to bring such action.

With respect to the Section 5.7(a) and (c), please disclose these provisions in an appropriate place in the Prospectus. With respect to Section 5.7(b) and (d), please disclose these provisions in an appropriate place in the Prospectus and disclose that these provisions do not apply to claims arising under the federal securities laws.

Response: The Fund will revise the Registration Statement to address the Staff’s comment.

(b)	With respect to Section 12.4, concerning jurisdiction and waiver of jury trial, please disclose in an appropriate location in the Prospectus the provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the

April 25, 2022 Page 18

federal securities laws. Please also disclose in an appropriate location in the Prospectus that shareholders waive the right to a jury trial.

Response: The Fund will revise the Registration Statement to address the Staff’s comment.

*        *         *         *         *

Should you have any questions or comments, please contact the undersigned at 415.262.4530.

Sincerely,

/s/ Mark Perlow

Mark Perlow